April 15, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Dominic Minore, Esq. and Kevin Rupert

Re:	Highland Floating Rate Opportunities Fund (the “Acquiring Fund”) Registration Statement on Form N-14 File No. 333-172618
Dear Mr. Minore and Mr. Rupert:
          This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Dominic Minore, Esq. and Kevin Rupert on April 1, 2011 regarding the Registration Statement of Highland Funds I (the “Registrant”) filed on March 4, 2011 (the “prospectus/proxy statement”) relating to the proposed acquisition of the assets and liabilities of each of Highland Floating Rate Advantage Fund and Highland Floating Rate Fund (the “Acquired Funds”) by Highland Floating Rate Opportunities Fund (the “Acquiring Fund” and, together with the Acquired Funds, the “Funds”), a series of the Registrant, in exchange for shares of the Acquiring Fund (the “Reorganizations”).
          We appreciate the opportunity to address your comments regarding certain disclosure contained in the prospectus/proxy statement. As requested by you, certain responses to the Staff’s comments are reflected in the definitive version of the prospectus/proxy statement, filed concurrently with this letter.
          We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Registrant’s response to the Staff’s comments.
1.	Comment: Please include the legend required by Item 1(b)(6) of Form N-14 on the first page of the prospectus/proxy statement in type that it is no smaller than ten point font.

Response: The Registrant has incorporated the requested revision.

2.	Comment: Please provide a more detailed Table of Contents.

Response: The Registrant has incorporated the requested revision.

3.	Comment: Please confirm that shareholders will receive full and fractional Class A, Class B, Class C and Class Z shares in connection with the Reorganizations.

Response: The Registrant confirms that the Acquiring Fund will issue full and fractional shares in connection with the Reorganizations, to the extent applicable.

4.	Comment: Please disclose the types of “other floating rate investments” in which the Fund may invest for purposes of its 80% policy.

Response: The Registrant has incorporated the requested disclosure.

5.	Comment: In the fifth paragraph of the response to question three in the “Questions and Answers Regarding the Proposals” section, please disclose the extent to which the Acquiring Fund may invest in non-U.S. issuers, including emerging market issuers.

Response: The Registrant has incorporated the requested disclosure.

6.	Comment: In the sixth paragraph of the response to question three in the “Questions and Answers Regarding the Proposals” section, please disclose the extent to which the Acquiring Fund may invest in derivatives and use derivatives for hedging/speculative purposes.

Response: The Registrant has incorporated the requested disclosure.

7.	Comment: In the response to question three in the “Questions and Answers Regarding the Proposals” section, please disclose that the diversification requirements under the Subchapter M of the Internal Revenue Code of 1986 are less stringent than the diversification requirements under the 1940 Act.

Response: The Registrant has incorporated the requested disclosure.

8.	Comment: Please disclose that the Acquiring Fund’s management fee will be based on a larger asset base than the management fee of Highland Floating Rate Fund in the response to question four in the “Questions and Answers Regarding the Proposal” section.

Response: The Registrant has incorporated the requested disclosure.

9.	Comment: In the “Questions and Answers Regarding the Proposals” section, please provide pro forma expense tables for only one time period.

Response: The Registrant has incorporated the requested revision.

10.	Comment: To the extent each Fund’s expenses related to dividends on short sales represent greater than one basis point of the average net assets of such Fund, please disclose such amount as a separate line item under “Other Expenses” in the Fund’s “Fees and Expenses” table. If such expenses represent less than one basis point of the average net assets of the Fund, please delete the separate line item under “Other Expenses.”

Response: The “Dividends on Short Sales” line item in the Fund’s “Fees and Expenses” table has been removed.

11.	Comment: In the last sentence of footnote two to the fees and expense tables on page six, please add the word “entire” before “costs of leverage.”

Response: The Registrant has incorporated the requested revision.

12.	Comment: Please disclose that any deferred sales charges and/or redemption fees will be calculated based on the purchase date of the Acquired Fund shares, and not on the acquisition date of the Acquiring Fund shares.

Response: The Registrant has incorporated the requested disclosure.

13.	Comment: Please confirm and disclose that the fair valuation policies of each of the Acquired Funds and the Acquiring Fund are the same and would therefore result in the same valuations for the securities held by the Funds.

Response: The Registrant confirms that the fair valuation procedures of each of the Funds are the same and has incorporated the requested disclosure.

14.	Comment: To the extent the Acquired Funds will accelerate certain distributions to shareholders for their taxable years ending June 30, 2011 (and, if applicable, the taxable year beginning on July 1, 2011) prior to or as result of merger, please estimate, per share, the dollar amount to be distributed as of a certain date in the third paragraph of the response to question nine in the “Questions and Answers Regarding the Proposals.”

Response: The Registrant does not expect to accelerate distributions and has removed the disclosure regarding potential acceleration of distributions to shareholders.

15.	Comment: Please disclose the approximate dollar amount of the expected reorganization expenses in the “Board of Trustees’ Considerations” in the “Information About the Reorganizations” section.

Response: The Registrant has incorporated the requested revision.

16.	Comment: Please disclose when the use of certain capital loss carryforwards by the Acquiring Fund to offset any post-Reorganization gains would expire if the Reorganizations had occurred on December 31, 2010, in the “Federal Income Tax Consequences” section.

Response: The Registrant has incorporated the requested disclosure.

17.	Comment: Please disclose the dollar amount of the annual cap on net unrealized losses with respect to Highland Floating Rate Fund in the “Federal Income Tax Consequences” section.

Response: The Registrant has incorporated the requested disclosure.

18.	Comment: In the “Federal Income Tax Consequences” section, please confirm that the appropriate Fund names are used consistently.

Response: The Registrant confirms that the Fund names are correct in the “Federal Income Tax Consequences” section.

19.	Comment: Please add disclosure, if applicable, to the “Federal Income Tax Consequences” section that shareholders may be relinquishing all or part of the benefit of loss carryforwards as a result of the Reorganizations.

Response: The Registrant believes that the following disclosure in the “Federal Income Tax Consequences” section (and the paragraphs that follow) discloses the effects of the Reorganizations on the Acquired Funds’ capital loss carryforwards (including the potential limitation on the Acquiring Fund’s ability to use capital loss carryforwards of one or both of the Acquired Funds):
In addition, the Acquiring Fund’s ability to carry forward capital losses of one or both of the Acquired Funds and use them to offset future gains of the combined Fund following the Reorganizations will be limited as a result of the Reorganizations as described below. The Acquiring Fund itself will not have commenced operations prior to the Reorganizations and so will not have any realized or unrealized losses potentially subject to limitation as a direct result of the Reorganizations. Therefore, the following discussion focuses on the effect of the Reorganizations on the Acquired Funds’ respective losses.
20.	Comment: In the “Existing and Pro Forma Capitalization” tables in the “Information About the Reorganizations” section, please reflect a net asset value per share in the Pro Forma Combined table that is the same as the net asset value per share of Highland Floating Rate Advantage Fund (the accounting survivor) or disclose why the net asset values per share are different.

Response: The Registrant has revised the tables to reflect a net asset value per share in the Pro Forma Combined table that is the same as the net asset value per share of Highland Floating Rate Advantage Fund (the accounting survivor).

21.	Comment: In the “Comparison of Principal Risks” section, please make each of the risk headings bold.

Response: The Registrant has incorporated the requested revision.

22.	Comment: Please confirm supplementally that the Acquiring Fund’s 12b-1 Plan will be funded on a compensation basis.

Response: The Registrant confirms that the Acquiring Fund’s 12b-1 Plan will be funded on a compensation basis.

23.	Comment: Please add an introductory paragraph to the “Financial Statements” section stating that Highland Floating Rate Advantage Fund is the accounting survivor of the Reorganizations and describing why such Fund was chosen as the accounting survivor.

Response: The Registrant has incorporated the requested disclosure.

24.	Comment: Please consider adding disclosure to the “Description of Principal Investments” section in Appendix C regarding the potential exposure of the Fund to lender liability when the Fund acts as a primary lender.

Response: The Registrant has incorporated the requested disclosure.

25.	Comment: Please confirm whether a Section 19(a) notice was provided to shareholders in connection with the return of capital during the ten month period ended June 30, 2010 that is reflected in the “Statements of Changes in Net Assets” in the unaudited financial statements appearing in the Seminnual Report to Shareholders of Highland Floating Rate Advantage Fund, which is provided in the prospects/proxy statement.

Response: The Registrant did not provide a Section 19(a) notice to shareholders in connection with the return of capital reflected in the “Statements of Changes in Net Assets” in the semi-annual financial statements of Highland Floating Rate Advantage Fund for the ten months ended June 30, 2010 because the relevant return of capital was based on tax accounts and not book accounts. Notices are required only if there is a return of capital based on a fund’s book accounts.

26.	Comment: Please confirm that the appropriate gross expense ratio is provided in the “Financial Highlights” tables.

Response: The Registrant confirms that the net expense ratio provided in the financial highlights tables is the same as the gross expense ratio. Going forward, the Registrant will show in the financial highlights that the net and gross expense ratios are the same or, if they are not, will provide the gross expense ratio as a separate line item.

27.	Comment: Please revise the “Schedule of Investments” in the “Pro Form Financial Statements” section to show all Funds in one table, rather than providing a running list for each Fund.

Response: The Registrant has incorporated the requested revision.

28.	Comment: Please confirm the accuracy of each adjustment made in the “Statement of Assets and Liabilities” in the “Pro Forma Financial Statements” section.

Response: The Registrant confirms that the adjustments included in the Statement of “Assets and Liabilities” in the “Pro Forma Financial Statements” are correct.

29.	Comment: Please confirm the accuracy of each adjustment made in the “Statement of Operations” in the “Pro Forma Financial Statements” and provide footnotes, where applicable, noting what each such adjustment represents.

Response: The Registrant confirms that the adjustments included in the Statement of “Assets and Liabilities” in the “Pro Forma Financial Statements” are correct.

30.	Comment: Please file a new Consent of Independent Registered Public Accounting Firm with the definitive Registration Statement.

Response: The Registrant is filing a new Consent of Independent Registered Public Accounting Firm.

31.	Comment: Please file a federal income tax opinion in a Post-Effective Amendment to the prospectus/proxy statement at the time of the closing of the Reorganizations and please confirm that the Funds will not pursue such Reorganizations if counsel determines that it cannot render such an opinion.

Response: The Registrant undertakes to file a federal income tax opinion of counsel in a Post-Effective Amendment to the prospectus/proxy statement at the time of the closing of the Reorganizations and confirms that the Funds will not pursue such Reorganizations if counsel determines that it cannot render such an opinion.
*       *       *

          As instructed by the Staff, the Registrant is also submitting the following:
          The Registrant has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you should have any questions about this letter or require any further information, please call me at 617-235-4636. Thank you for your assistance.
Very truly yours,
/s/ Jessica L. Reece
Jessica L. Reece

cc:	Elizabeth J. Reza, Esq. Adam Collicelli, Esq. Brian Mitts